April 8, 2025

Bastiaan van der Baan
Chief Executive Officer
Lixte Biotechnology Holdings, Inc.
680 East Colorado Boulevard, Suite 180
Pasadena, CA 91101

       Re: Lixte Biotechnology Holdings, Inc.
           Registration Statement of Form S-1
           Filed April 4, 2025
           File No. 333-286385
Dear Bastiaan van der Baan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   David L. Ficksman, Esq.